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                                                                    Exhibit 99.4

OpenTV Corp. First Quarter 2001                                 [LOGO OF OPENTV]
Quarterly Earnings Conference Call
April 26, 2001  2:00 PDT
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      Dial-in Numbers: (888) 455-0032 U.S.; (712) 257-3643 International
                                Password: OPTV
       Replay Number: (888) 562-6109 U.S.; (402) 530-7693 International
                             Replay Code: 3979262

     This presentation relates to OpenTV Corp.'s First Quarter 2001 quarterly earnings conference call and contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein, including statements regarding OpenTV's goals of becoming the worldwide standard interactive television platform, of extending its technology into next-generation products, of further developing its applications business and recurring revenue streams, of launching and growing its Solutions Center Business, and of achieving pro-forma operating profitability by the Fourth Quarter of 2001; the current and future positioning of OpenTV's business in the marketplace; the availability and capability of OpenTV-enabled products and services; OpenTV's pipeline for new network operator wins; the penetration of EchoStar's OpenTV-enabled set-top boxes; and the amount of funds OpenTV will invest in future private equity investments. Actual results can differ materially. Risks and uncertainties that could cause actual results to differ include, but are not limited to, the rate at which the interactive television market will continue to expand, the timely identification and development of new products and services, customer acceptance of those products and services and the pricing thereof, the impact of competitive products and services and the pricing of those products and services, the impact of technological constraints and changes in technology, the impact of governmental regulation, and other risk factors detailed in the documents filed from time to time by OpenTV Corp. with the Securities and Exchange Commission, including those risk factors detailed in Item 3.D of OpenTV Corp.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2001.

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                                                                     Call Agenda

1.   1Q 2001 Company Highlights:           James Ackerman, CEO


2.   1Q 2001 Financial Highlights:              Scott Ray, CFO


3.   Conclusion:                           James Ackerman, CEO


4.   Question & Answer Session

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                                                              Company Highlights
                                                             James Ackerman, CEO

 .  First Quarter 2001 Operational Achievements

 .  Positioning OpenTV for the Future:

     .  Next-generaton middleware solution.

     .  Growing applications business, recurring revenue streams.

     .  Building upon the depth and experiece of our team.

 .  Company Goals

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                                                              Company Highlights
                                                             James Ackerman, CEO

First Quarter Operational Achievements: Core Platform

 .  41 networks committed to OpenTV Platform. Three added:

     .  Matav: Broadband cable, Israel; second customer in Israel.
     . ntl France: Broadband cable, France; third customer in France. . Polsat: Satellite, Poland; second customer in Poland.

 .  Extended our lead in set-top box (STB) deployments:

     .  13.9 million STB as of December 2000, far and away the global leader.

     . Critical mass of deployments provides the foundation upon which to build our applications business.

 .  Pipeline for new network operator wins looks strong.

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                                                              Company Highlights
                                                             James Ackerman, CEO

First Quarter Operational Achievements: U.S. Digital TV Penetration

 . EchoStar: 1 million OpenTV-enabled STB's shipped:

     . OpenTV: Most activated iTV middleware platform in the U.S.

     . Critical mass, building excitement with content community.

 . USA Media Cable, Half Moon Bay (HMB):

     . Launched initial iTV services in HMB on DCT-2000 STB.

     . Serves as a reference platform for the most widely-deployed digital TV STB in U.S. cable TV.

     . OpenTV managing the applications in HMB.

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                                                              Company Highlights
                                                             James Ackerman, CEO

First Quarter Operational Achievements: OpenTVi

 . Moving up the iTV value chain to become the complete iTV solution:

     . Announced Service Platform Suite during 1Q 2001.

     . 1Q 2001 application revenue greater than that generated in all of 2000.

 . Up-selling applications to Core Platform customers:

     . Viasat: OpenTV Publisher customer win.

     . Multichoice: t-mail application customer win.

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                                                              Company Highlights
                                                             James Ackerman, CEO

Positioning OpenTV for the Future:

 . Solution for next-generation set-top boxes:

     . Integrated EN2/Device Mosaic middleware available.

     . Extensible to manage PVR functionality: BSkyB, EchoStar.

 . Investing in OpenTVi for long-term growth:

     . Significant R&D spending related to OpenTVi.

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                                                              Company Highlights
                                                             James Ackerman, CEO

Company Goals:

1. Continue our drive to become the worldwide standard iTV platform:

   . Capitalize on the expected growth in digital STB deployments.

   . Extend global leadership in STB deployments.

   . Network operator wins: 3 per quarter.

2. Extend our technology into next-generation products:

   . High-end STB: EN2/Device Mosaic; PVR/hard drive feature.

   . Wireless devices via OpenTV Prism.

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                                                              Company Highlights
                                                             James Ackerman, CEO

Company Goals (cont.):

3. Further develop our applications business, including recurring revenue streams:

   . Capitalize on the expected growth in iTV revenue.

   . EchoStar partnership: revenue share on all iTV applications run on OpenTV middleware.

   . New Products: Service Platform Suite, OpenTV Publisher.

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                                                              Company Highlights
                                                             James Ackerman, CEO

Company Goals (cont.):

4.   Launch and grow our Solutions Center Business:

     .  Currently doing work for a Top 5 U.S. MSO.

     .  Healthy revenue backlog; deal pipeline looks strong.

5.   Achieve pro-forma operating profitability by 4Q 2001:

     .  Sustainable pro-forma operating profit.

     .  Company employee incentive compensation is aligned with goal.

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                                                              Company Highlights
                                                             James Ackerman, CEO

Building upon the depth and experience of team through out all areas of the Company. Recent management and board changes:

     .  James Ackerman, CEO

          .  Experience with what works in iTV.

     .  Marty Leamy, President and COO

          . Professional services, core platform business experience. . Former President and COO of Spyglass.

     .  Scott Ray, CFO

          . CFO experience with two other public companies and one privately-held company.

     .  Jan Steenkamp, Chairman

          .  Experience in iTV, former CEO of OpenTV.

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                                                            Financial Highlights
                                                                  Scott Ray, CFO

First Quarter - 2001 Financial Results:

 .  Revenue of $22.4 million:

     .  Record level for any quarter in the Company's history.

     .  104 percent increase from $10.9 million in first quarter 2000.

     . In range of $21 million to $23 million guidance provided during January 2001 conference call.

 .Excluding one-time marketing expenditure of $8.4 million, pro-forma net loss of $3.6 million ($0.05 per share).

     . Pro-forma results principally exclude amortization of goodwill and other intangibles, non-cash warrant expenses and equity investment-related losses.

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                                                            Financial Highlights
                                                                  Scott Ray, CFO

First Quarter - 2001 Financial Results (cont.):

 . Pro-forma net loss, including one-time marketing expenditure, of $12.0 million ($0.18 loss per share).

 . Pro-forma net loss, excluding one-time marketing expense, in range of $3 million to $5 million guidance provided during January 2001 conference call.

 . Pro-forma net loss per share, excluding one-time marketing expense, in range of $0.05 to $0.07 loss per share guidance provided.

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                                                            Financial Highlights

                                                                  Scott Ray, CFO

Royalties Revenue:

 . Record royalties revenue of $10.1 million; 31 percent increase from $7.7 million first quarter 2000.

 .  Record number of new STB deployments exceeded 2.8 million units

 .  Strong shipments from Echostar, BSkyB, Digiturk, and Viasat.

 . Average royalty rate, excluding effects of Echostar, remains consistent at approximately $4.50 per STB.

 .  STB deployments with EN2 generating higher average royalty rate.

 . Certain established STB customers have reached volume discount milestones.

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                                                            Financial Highlights
                                                                  Scott Ray, CFO

Services and Other Revenue:

  . Revenue of $8.7 million; more than 350% greater than $1.9 million in first quarter 2000.

  . Greater than $2.4 million came from recurring maintenance and support subscriptions during first quarter 2001; up from $1.2 million in first quarter 2000.

  . Balance of revenue primarily from a variety of professional services projects:

      . Despite loss of Acadia revenue for first quarter, professional services revenue up $200 thousand from fourth quarter 2000.

      .  Acadia generated $2.3 million of revenue in fourth quarter 2000.

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                                                            Financial Highlights
                                                                  Scott Ray, CFO

License Fees:

   .  License fees of $2.5 million; up 92% from $1.3 million in first quarter
   2000.

   . Lower stand-alone Device Mosaic and Prism sales from fourth quarter 2000 in line with guidance:

       . Previously discussed shift of internal sales force resources towards major network opportunities.

   . Continued strong sales of OpenStreamer and Software Development Tool products.

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                                                            Financial Highlights
                                                                  Scott Ray, CFO

Applications Revenue:

  . Revenue of $1 million greater than total applications revenue generated during all of fiscal year 2000:

     .  $750 thousand of application revenue in fiscal year 2000.

  . Revenue derived from licensed sales of applications, including: OpenTV Publisher, EPG, Weather and Soccer.

  . Reporting Applications Revenue as a separate line item beginning with first quarter 2001.

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                                                            Financial Highlights
                                                                  Scott Ray, CFO

Pro-Forma Operating Expenses:

   . Pro-forma Operating Expenses of $38.1 million; up from $16.1 million in first quarter 2000.

   . Includes one-time $8.4 million marketing expense related to promoting BSkyB's forthcoming OpenTV-enabled set-top box with PVR capability and an embedded 40 gigabyte advanced hard drive.

   . Pro-forma Operating Expenses, excluding one-time marketing expenditure and non-cash charges, of $29.7 million:

       . In line with prior guidance range of $29 million to $31 million provided during January 2001 conference call.

   . Cost of Services margin decline to 20% from fourth quarter 2000 primarily due to loss of Acadia business during first quarter 2001.

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                                                            Financial Highlights
                                                                  Scott Ray, CFO

Core Platform and Application Lines of Business Highlights:

     . Beginning with the first quarter, separately disclosing revenue and pro-forma operating profit/(loss) for the Company's two main lines of business.

     . Core Platform Business (includes Platform and Professional Services groups) generated revenue of $21.3 million and operating profit of $3.1 million:

          .  Core Platform Business already a profitable business.

     . Applications Business (OpenTV Interactive) generated revenue of $1 million and operating loss of $10.4 million, excluding effect of one-time marketing expenditure:

          . Significant investment stage as solutions such as Service Platform Suite are under development.

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                                                            Financial Highlights
                                                                  Scott Ray, CFO

Non-Cash Charges, Investment Losses and Other Income:

  . Non-cash charges of $106 million, primarily related to ongoing amortization of Goodwill and other intangibles associated with Spyglass acquisition.

  . Investment losses of $7.2 million from the sale of SurfControl marketable equity securities and $5 million write-down in private equity investments:

    . SurfControl securities obtained in Spyglass acquisition; remaining holdings subject to lock-up arrangement.

    . Market value of SurfControl securities is well below book value; loss anticipated on sales once lock-up expires.

    . Proceeding cautiously with future private equity investments; $20 million book value of these investments at end of first quarter.

  . Other Income of $3.7 million:

    . Increase from first quarter 2000 total of $2.7 million.

    . Higher cash balance driven by cash obtained in Spyglass acquisition.

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                                                            Financial Highlights
                                                                  Scott Ray, CFO

Balance Sheet and Cash Flows:

  . Cash, cash equivalents and marketable debt securities of $226 million at end of first quarter; a $1 million increase from the previous quarter end:

    . Generated $9.3 million from disposal of SurfControl shares and $4.6 million from sale of Acadia.

    . Paid $8.4 million one-time marketing fee to BSkyB.

  . Accounts Receivable balance increase to $15.9 million due to timing of cash collection.

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                                                                      Conclusion
                                                             James Ackerman, CEO

Final Thoughts:

 . In 1Q 2001: Delivered on financial and operational projections and goals presented during January 2001 conference call.

 . In 1Q 2001: Succeeded in extending our global leadership in our core platform business, while moving up the iTV value chain.

 . Excited about opportunities in iTV in general, in OpenTV in particular.

 . OpenTV is well-positioned for continued growth and market leadership.

 . We appreciate the support of our shareholders, board members and fellow employees.

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